Exhibit 4
DENISON MINES CORP.
Financial Statements
for the six months ended
June 30, 2009

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At June 30	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$33,440	$3,206
Trade and other receivables	12,591	12,894
Note receivables	369	181
Inventories, net (Note 3)	59,526	44,733
Prepaid expenses and other	514	1,275

	106,440	62,289

Inventories — ore in stockpiles (Note 3)	2,777	5,016
Investments (Note 4)	17,999	10,691
Property, plant and equipment, net (Note 5)	746,394	717,433
Restricted cash and equivalents (Note 6)	21,772	21,286
Intangibles (Note 7)	4,781	4,978
Goodwill (Note 8)	66,229	63,240

	$966,392	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,003	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	344	329
Reclamation and remediation obligations (Note 10)	917	875
Debt obligations (Note 11)	171	464
Other long-term liabilities (Note 12)	1,133	2,179

	12,568	27,634

Deferred revenue	3,187	2,913
Provision for post-employment benefits (Note 9)	3,152	3,028
Reclamation and remediation obligations (Note 10)	19,205	18,471
Debt obligations (Note 11)	203	99,290
Other long-term liabilities (Note 12)	1,243	1,191
Future income tax liability (Note 22)	124,936	124,054

	164,494	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	849,369	666,278
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Note 15)	32,242	30,537
Deficit	(115,024)	(95,482)
Accumulated other comprehensive income (Note 17)	23,583	(4,709)

	(91,441)	(100,191)

	801,898	608,352

	$966,392	$884,933

Issued and outstanding common shares (Note 13)	339,720,415	197,295,415

Contingent liabilities and commitments (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

REVENUES	$13,372	$31,713	$35,370	$49,894

EXPENSES
Operating expenses	16,765	24,892	42,134	37,685
Sales royalties and capital taxes	335	999	688	1,808
Mineral property exploration	2,502	3,729	4,579	10,238
General and administrative	3,531	4,113	7,853	7,676
Stock option expense (Note 16)	1,538	619	1,705	1,232

	24,671	34,352	56,959	58,639

Loss from operations	(11,299)	(2,639)	(21,589)	(8,745)
Other income (expense), net (Note 18)	(7,186)	(10,742)	(1,559)	(8,516)

Loss before taxes	(18,485)	(13,381)	(23,148)	(17,261)

Income tax recovery (expense) (Note 22):
Current	308	2,759	1,616	1,590
Future	(38)	(3,134)	1,990	(8,547)

Net loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)

Deficit, beginning of period	(96,809)	(25,296)	(95,482)	(14,834)

Deficit, end of period	$(115,024)	$(39,052)	$(115,024)	$(39,052)

Net loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)
Change in foreign currency translation (Note 17)	32,448	3,813	18,358	(16,552)
Change in unrealized gain (loss) on investments (Note 17)	9,538	27,735	9,934	19,400

Comprehensive income (loss)	$23,771	$17,792	$8,750	$(21,370)

Net loss per share:
Basic	$(0.07)	$(0.07)	$(0.08)	$(0.13)
Diluted	$(0.07)	$(0.07)	$(0.08)	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	244,991	189,856	233,122	189,814
Diluted	245,052	191,244	233,143	192,236
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(18,215)	$(13,756)	$(19,542)	$(24,218)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	5,628	4,385	17,250	10,484
Stock-based compensation	1,538	619	1,705	1,232
Losses (gains) on asset disposals	270	(181)	128	(181)
Fair value change on restricted investments	501	463	696	(37)
Write-downs (recoveries) and other non-cash	(1,041)	—	183	—
Change in future income taxes	38	3,134	(1,990)	8,547
Foreign exchange	5,760	12,766	(623)	12,766

Net change in non-cash working capital items
Trade and other receivables	11,717	(5,168)	500	12,494
Inventories	(7,736)	(4,632)	(18,254)	(15,260)
Prepaid expenses and other assets	968	(1,480)	779	(1,317)
Accounts payable and accrued liabilities	(1,862)	(1,943)	(13,289)	(2,642)
Post-employment benefits	(44)	(85)	(123)	(206)
Reclamation and remediation obligations	(204)	(174)	(322)	(366)
Deferred revenue	59	100	274	374

Net cash provided by (used in) operating activities	(2,623)	(5,952)	(32,628)	1,670

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(244)	80	(187)	113
Purchase of long-term investments	—	(13,365)	—	(13,413)
Proceeds from sale of long-term investments	—	1,320	3,222	1,320
Expenditures on property, plant and equipment	(12,818)	(37,755)	(23,190)	(64,964)
Proceeds from sale of property, plant and equipment	700	4	706	4
Decrease (increase) in restricted investments	(157)	92	(1,049)	(382)

Net cash used in investing activities	(12,519)	(49,624)	(20,498)	(77,322)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(100,748)	57,110	(100,252)	66,064
Issuance of common shares for:
New share issues	147,988	—	184,915	—
Exercise of stock options and warrants	—	1,070	—	1,312

Net cash provided by financing activities	47,240	58,180	84,663	67,376

Increase (decrease) in cash and equivalents	32,098	2,604	31,537	(8,276)
Foreign exchange effect on cash and equivalents	(1,163)	(2,340)	(1,303)	(4,016)
Cash and equivalents, beginning of period	2,505	7,124	3,206	19,680

Cash and equivalents, end of period	$33,440	$7,388	$33,440	$7,388

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is also produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at June 30, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	INVENTORIES
Inventories consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$34,966	$12,378
Vanadium related concentrates and work-in-progress (1)	2,066	4,445
Inventory of ore in stockpiles	20,649	26,841
Mine and mill supplies	4,622	6,085

Inventories, net	$62,303	$49,749

Inventories, net:
Current	$59,526	$44,733
Long-term — ore in stockpiles	2,777	5,016

	$62,303	$49,749

(1)	The Vanadium related concentrates and work-in-progress inventory is presented net of a valuation allowance of $9,683,000 as at June 30, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include write downs of $183,000 and $Nil relating to the net realizable value of the Company’s vanadium related inventories for the six months ended June 30, 2009 and 2008 respectively.
4.	LONG-TERM INVESTMENTS
Long-term investments consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$17,999	$10,691

Investments	$17,999	$10,691

Sales
During the three months ended March 2009, the Company sold equity interests in one public company for cash consideration of $3,222,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 18).

5.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of:

	At June 30	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$166,437	$169,971
Environmental services and other	2,713	2,439
Mineral properties	636,920	590,758

	806,070	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	21,095	16,938
Environmental services and other	1,361	1,146
Mineral properties	37,220	27,651

	59,676	45,735

Property, plant and equipment, net	$746,394	$717,433

Net book value
Plant and equipment
Mill and mining related	$145,342	$153,033
Environmental services and other	1,352	1,293
Mineral properties	599,700	563,107

	$746,394	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at June 30, 2009, the Company has incurred a total of CDN$4,861,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at June 30, 2009, the Company has incurred a total of CDN$3,666,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
6.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. Restricted cash and equivalents consist of:

	At June 30	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,363	$19,745
Elliot Lake reclamation trust fund	2,409	1,541

	$21,772	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the six months ended June 30, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $915,000 into the Elliot Lake Reclamation Trust Fund and withdrew $180,000 during the six months ended June 30, 2009.
7.	INTANGIBLES
Intangibles consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Intangibles, by component:
UPC management contract	$4,390	$4,557
Urizon technology licenses	391	421

	$4,781	$4,978

A continuity summary of intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Intangibles, beginning of period	$4,978
Amortization	(412)
Foreign exchange	215

Intangibles, end of period	$4,781

8.	GOODWILL
Goodwill consists of:

	At June 30	At December 31
(in thousands)	2009	2008

Goodwill, allocation by business unit:
Canada mining segment	$66,229	$63,240

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Goodwill, beginning of period	$63,240
Foreign exchange	2,989

Goodwill, end of period	$66,229

Goodwill is not amortized and is tested annually for impairment.

9.	POST-EMPLOYMENT BENEFITS
Post-employment benefits consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Post-employment liability, by component:
Accrued benefit obligation	$3,296	$3,157
Unamortized experience gain	200	200

	$3,496	$3,357

Post-employment liability, by duration:
Current	344	329
Non-current	3,152	3,028

	$3,496	$3,357

A continuity summary of post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(123)
Interest cost	115
Amortization of experience gain	(10)
Foreign exchange	157

Post-employment liability, end of period	$3,496

10.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Reclamation obligations, by location:
U.S Mill and Mines	$11,862	$11,436
Elliot Lake	6,982	6,734
McClean and Midwest Joint Ventures	1,278	1,176

	$20,122	$19,346

Reclamation obligations, by duration:
Current	917	875
Non-current	19,205	18,471

	$20,122	$19,346

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Reclamation obligations, beginning of period	$19,346
Accretion	723
Expenditures incurred	(322)
Foreign exchange	375

Reclamation obligations, end of period	$20,122

11.	DEBT OBLIGATIONS
Debt obligations consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Revolving line of credit	$—	$99,998
Deferred debt issue costs	—	(769)
Notes payable and other financing	374	525

	$374	$99,754

Debt obligations, by duration:
Current	171	464
Non-current	203	99,290

	$374	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. As at June 30, 2009, the Company has repaid all of the amounts it has drawn under the facility. The amount of the facility available to the Company has been reduced by approximately $6,933,000 as collateral for certain letters of credit.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first six months of 2009 was 2.70%.

12.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At June 30	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$1,413	$2,429
Unamortized fair value of toll milling contracts	860	821
Other	103	129

	$2,376	$3,370

Other long-term liabilities, by duration:
Current	1,133	2,179
Non-current	1,243	1,191

	$2,376	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
13.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,731)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,091

Balance at June 30, 2009	339,720,415	$849,369

New Issues
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.
In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The income tax benefits of this issue have not yet been renounced to the subscriber. The shares were issued to a director of the Company.
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2009, the Company estimates that it has spent CDN$3,923,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
As at June 30, 2009, the Company estimates that it has spent CDN$105,000 of its CDN$1,471,400 June 2009 flow-through share issue obligation.
14.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and June 30, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

15.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	June 30, 2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 16)	1,705

Balance, end of period	$32,242

16.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2009, an aggregate of 15,588,376 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	5,469,000	2.08
Exercised	—	—
Expired	(188,034)	8.05

Stock options outstanding, end of period	10,817,350	$4.55

Stock options exercisable, end of period	5,597,265	$6.59

A summary of the Company’s stock options outstanding at June 30, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN $)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.88	6,641,575	$2.07
$5.00 to $9.99	5.62	1,825,599	5.49
$10.00 to $15.30	0.54	2,350,176	10.82

Stock options outstanding, end of period	4.07	10,817,350	$4.55

Options outstanding at June 30, 2009 expire between August 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2009

Risk-free interest rate	1.78% - 2.40%
Expected stock price volatility	83.4% - 89.6%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89 - CDN$1.36
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Operating expenses	$157	$71	$269	$188
Mineral property exploration	39	58	43	114
General and administrative	1,342	490	1,393	930

	$1,538	$619	$1,705	$1,232

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2009, the Company had an additional $5,821,000 in stock-based compensation expense to be recognized periodically to December 2011.
17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

AOCI-Balance, beginning of period	$(18,403)	$82,256	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(19,015)	$72,491	$(4,925)	$92,856
Change in foreign currency	32,448	3,813	18,358	(16,552)

Balance, end of period	13,433	76,304	13,433	76,304

Unrealized gains (losses) on investments
Balance, beginning of period	612	9,765	216	18,100
Net unrealized gains (losses), net of tax (1)	9,538	27,735	9,934	19,400

Balance, end of period	10,150	37,500	10,150	37,500

AOCI-Balance, end of period	$23,583	$113,804	$23,583	$113,804

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months and six months ending June 2009, approximately $nil and $136,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and six months ending June 2008, approximately $195,000 and $195,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the six months ending June 2009 and 2008, no other than temporary losses were recognized.

18.	OTHER INCOME, NET
The elements of other income, net in the statement of operations is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Interest income, net of fees	$185	$236	$369	$609
Interest expense	(740)	(516)	(1,434)	(520)
Gains (losses) on:
Foreign exchange	(5,760)	(10,197)	623	(8,965)
Land, plant and equipment	(270)	—	(264)	125
Investment disposals	—	195	136	195
Fair value change on restricted cash and equivalents	(501)	(463)	(696)	37
Other	(100)	3	(293)	3

Other income, net	$(7,186)	$(10,742)	$(1,559)	$(8,516)

19.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	10,886	18,755	—	—	5,729	35,370

Expenses
Operating expenses	12,238	25,622	—	—	4,274	42,134
Sales royalties and capital taxes	693	—	—	—	(5)	688
Mineral property exploration	3,432	9	8	1,130	—	4,579
General and administrative	—	—	—	—	7,853	7,853
Stock option expense	—	—	—	—	1,705	1,705

	16,363	25,622	8	1,130	13,827	56,959

Loss from operations	(5,477)	(6,876)	(8)	(1,130)	(8,098)	(21,589)

Revenues — supplemental:
Uranium concentrates	10,886	16,710	—	—	—	27,596
Vanadium related concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	4,187	4,187
Management fees and commissions	—	—	—	—	1,542	1,542
Alternate feed processing and other	—	27	—	—	—	27

	10,886	18,755	—	—	5,729	35,370

Long-lived assets:
Property, plant and equipment
Plant and equipment	83,608	60,828	618	288	1,352	146,694
Mineral properties	297,377	69,710	225,283	7,330	—	599,700
Intangibles	—	391	—	—	4,390	4,781
Goodwill	66,229	—	—	—	—	66,229

	447,214	130,929	225,901	7,618	5,742	817,404

For the three months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,405	3,877	—	—	4,090	13,372

Expenses
Operating expenses	6,151	7,873	—	—	2,741	16,765
Sales royalties and capital taxes	346	—	—	—	(11)	335
Mineral property exploration	1,576	5	8	913	—	2,502
General and administrative	—	—	—	—	3,531	3,531
Stock option expense	—	—	—	—	1,538	1,538

	8,073	7,878	8	913	7,799	24,671

Loss from operations	(2,668)	(4,001)	(8)	(913)	(3,709)	(11,299)

Revenues — supplemental:
Uranium concentrates	5,405	1,853	—	—	—	7,258
Vanadium related concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	2,843	2,843
Management fees and commissions	—	—	—	—	1,247	1,247
Alternate feed processing and other	—	6	—	—	—	6

	5,405	3,877	—	—	4,090	13,372

For the six months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,351	12,862	—	—	4,681	49,894

Expenses
Operating expenses	24,237	10,487	—	—	2,961	37,685
Sales royalties and capital taxes	1,722	—	—	—	86	1,808
Mineral property exploration	8,474	56	—	1,708	—	10,238
General and administrative	—	—	—	—	7,676	7,676
Stock option expense	—	—	—	—	1,232	1,232

	34,433	10,543	—	1,708	11,955	58,639

Income (loss) from operations	(2,082)	2,319	—	(1,708)	(7,274)	(8,745)

Revenues — supplemental:
Uranium concentrates	32,351	12,825	—	—	—	45,176
Environmental services	—	—	—	—	2,495	2,495
Management fees and commissions	—	—	—	—	2,186	2,186
Alternate feed processing and other	—	37	—	—	—	37

	32,351	12,862	—	—	4,681	49,894

Long-lived assets:
Property, plant and equipment
Plant and equipment	89,017	74,894	550	342	1,641	166,444
Mineral properties	351,628	28,935	216,886	3,304	—	600,753
Intangibles	—	453	—	—	5,878	6,331
Goodwill	118,923	—	—	—	—	119,923

	559,568	104,282	217,436	3,646	7,519	892,451

For the three months ended June 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	20,686	8,326	—	—	2,701	31,713

Expenses
Operating expenses	13,987	9,172	—	—	1,733	24,892
Sales royalties and capital taxes	982	—	—	—	17	999
Mineral property exploration	2,546	56	—	1,127	—	3,729
General and administrative	—	—	—	—	4,113	4,113
Stock option expense	—	—	—	—	619	619

	17,515	9,228	—	1,127	6,482	34,352

Income (loss) from operations	3,171	(902)	—	(1,127)	(3,781)	(2,639)

Revenues — supplemental:
Uranium concentrates	20,686	8,312	—	—	—	28,998
Environmental services	—	—	—	—	1,354	1,354
Management fees and commissions	—	—	—	—	1,347	1,347
Alternate feed processing and other	—	14	—	—	—	14

	20,686	8,326	—	—	2,701	31,713

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 30, 2009, 2 customers accounted for approximately 78% of total revenues. For the comparative six month period ending June 30, 2008, 2 customers accounted for approximately 66% of total revenues.

20.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three and six month periods ending June 30, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2009	2008	2009	2008

Revenue:
Management fees, including out-of-pocket expenses	$505	$385	$800	$1,001
Commission fees on purchase and sale of uranium	742	962	742	1,185

	$1,247	$1,347	$1,542	$2,186

At June 30, 2009, accounts receivable includes $890,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 13) representing approximately 17% of the issued and outstanding capital at June 2009. One representative from KEPCO has been appointed to Denison’s board of directors.
21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at June 30, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.

The total capital is calculated as follows:

	At June 30	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$374	$99,754
Less: Cash and equivalents	(33,440)	(3,206)

Adjusted net debt	(33,066)	96,548

Shareholders’ Equity	800,595	608,352

Adjusted net debt to Shareholders’ Equity ratio	(4.1)%	15.9%

Funds raised from equity financing during the period were used to reduce the Company’s debt obligations.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 11).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$10,003	$—
Debt obligations (Note 12)	171	203

	$10,174	$203

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at June 30, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(1,004)	$56,540
10% decrease in value	$1,004	$(56,540)
Zambian kwacha
10% increase in value	$(5,378)	$(5,378)
10% decrease in value	$5,378	$5,378

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the six months ended June 2009 on its outstanding borrowings was 2.70%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the six month period ended June 2009 by approximately $456,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at June 30, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,769	$1,769
10% decrease in uranium prices (2)	$(1,769)	$(1,769)

10% increase in vanadium-related prices	$157	$157
10% decrease in vanadium-related prices	$(157)	$(157)

Equity price risk
10% increase in equity prices	$—	$1,800
10% decrease in equity prices	$—	$(1,800)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the six month period ending June 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 6 month average year-to-date June 2009 actual realized price and adjusting the uranium and vanadium related pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at June 30, 2009 is approximately $374,000.
22.	INCOME TAXES
For the six months ended June 30, 2009, the Company has provided for current tax recoveries of $1,616,000 and for future tax recoveries of $1,990,000. The current tax recovery relates primarily to the anticipated carry-back of tax losses generated during 2009 to prior tax years of $1,599,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.